

FORMATION

Formation Capital Corporation
Suite 1730 – 999 West Hastings Street
Vancouver, BC, Canada V6C 2W2
Tel: 604.682.6229 Fax: 604.682-6205
Website: www.formcap.com

US Securities & Exchange Commission
International Corporate Finance, Stop 3628
100 F Street, NE
Washington, DC, USA
20549
Reference #82-2783

October 6, 2008





Re: Reference File #82-2783

Attached is a copy of Formation Capital Corporation's News Release entitled, "Formation Capital confident Record of Decision will be quickly corrected". It was officially released on October 6, 2008.

Thanks and best regards,

Rick Honsinger
VP Corporate Communications

Formation Capital Corporation
1730 - 999 West Hastings St.
Vancouver, BC V6C 2W2
www.formcap.com
604.682.6229

dlw 10/14



Formation

Formation Capital Corporation
Suite 1730 – 999 West Hastings Street
Vancouver, B.C. Canada V6C 2W2
Tel: 604.682.6229 Fax: 604.682-6205
Website: formcap.com

FORMATION CAPITAL CONFIDENT RECORD OF DECISION WILL BE QUICKLY CORRECTED

Vancouver, B.C., October 6, 2008 - Formation Capital Corporation ("Formation", FCO-TSX,) has learned today from its wholly owned subsidiary, Formation Capital Corporation, U.S. (the Company) that the Record of Decision (ROD) on its 100% owned Idaho Cobalt Project has been remanded. The Company's President, William G. Scales, said today's announcement by the U.S. Forest Service of the remanding of the ROD was due to what the company believes is a relatively minor issue. It revolves around the addition of language to clearly show that the approved plan meets all regulatory requirements.

"I would direct people, press and supporters to two things," said Scales, in commenting on the remand, "First, the regional supervisor clearly stated the Environmental Impact Statement complied with the National Environmental Policy Act. Secondly, they noted the importance of the project to the community and pledged to address the clarification issues as promptly as possible."

Scales said the company believes that this move by the Forest Service will ensure that the ROD, if there are legal challenges when it is reissued, will better be able to withstand them. "In the long run this is a helpful move and we take the Forest Service at their word that the delay is short and they can address the questions asked by the Regional Forester to his satisfaction", Scales added.

Scales said that in terms of the work schedule for the project, there would be little, if any, impact.

Formation Capital Corporation is dedicated to the principles of environmentally sound mining and refining practices, and believes that environmental stewardship and mining can co-exist. The Company trades on the Toronto Stock Exchange under the symbol FCO.

Formation Capital Corporation

"Mari-Ann Green"

Mari-Ann Green, C.E.O.

For further information please contact:
E.R. (Rick) Honsinger, P.Geo., V.P. Corporate Communications
Formation Capital Corporation, 1730 – 999 West Hastings Street, Vancouver, BC, V6C 2W2
Head Office: 604-682-6229, Investor Relations: Email: inform@formcap.com - Or visit our Web site at: formcap.com

The statements contained in this news release in regard to Formation Capital Corporation that are not purely historical are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including Formation Capital Corporation's beliefs, expectations, hopes or intentions regarding the future. All forward-looking statements are made as of the date hereof and are based on information available to the parties as of such date. It is important to note that actual outcome and the actual results could differ from those in such forward-looking statements. Factors that could cause actual results to differ materially include risks and uncertainties such as technological, legislative, corporate, commodity price and marketplace changes.

END